FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MEDIA RELEASE
Johannesburg, 29 April 2008.

Enquiries
Andrew Davidson
Office 011-644-2638
Mobile 0826677203
About Gold Fields
Gold Fields Limited is one of the world's largest unhedged producers of gols with attributableproduction of more that four million ouncesper annum from eight operatingmines in South Africa, Ghana and Australia.

 Fatal accidents at Driefontein and
South Deep gold mines

Gold Fields Limited ("Gold Fields")
("NYSE, JSE, DIFX: GFI) deeply regrets to report that four minworkers were fatally injured in two seperate underground accidents at its
Driefontein and South Deep gold mines on the West Rand today.

Three employees at Driefontein lost their lives as a results of a fall of ground in a stope 1,900 metres below the surface at No 10 shaft. Two others were injured, one of them seriously, and taken to hospital for treatment. The accident occured at 8-17am and followed a seismic event of 1.7 magnitude.

In a seperate accident a driller's assistant was fatally injured in a fall of ground at South Deep. The Accident happened at 10-30am in the development end on 100 level - 2,700 ,metres below the surface of the
Twin Shaft complex.

Investigations into both accidents will be carried out by the respective mine management teans as well as the Department of Mineralsand
Energy. The trade unions were also informed.

The Names of the deceased and injured are being withheld until next of kin have been informed.

Vishnu Pillay, head of Gold Fields South African operations, said: "We deeply regret the loss of lives of our colleagues. These accidents have occured despite considerable efforts to improve management of saftey at our operations. We remain committed to our quest of achieving zero harm at all our operations. Saftey is still our number one priority."

end

Gold Fields Limited
Reg. 1968/0048806/06
24 St Andrews
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel       +27 11 644-2400
Fax      +27 11 484-0639
www.goldfields.co.za
Enquires
Reidwaan Wookay
Tel       +27 11 644-2665
Fax:     +27 11 484-0639
Mobile:  084 878 4566

Andrew David
Tel       +27 11 644-2638
Fax:     +27 11 484-0639
Mobile:  082 667 7203

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa
(primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields’ operations are ISO14001 certified. For more information please visit the Gold Fields website at
www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April 2008

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs